NEWS RELEASE

June 26, 2017

Nevsun Resources Appoints New Board Chair

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (“Nevsun” or the “Company”) announces the appointment of Ian W. Pearce to the role of Board Chair effective June 30, 2017. Mr. Pearce succeeds R. Stuart (“Tookie”) Angus, who will retire as a director on September 30, 2017.

Mr. Pearce was appointed to the board of Nevsun at the beginning of 2017 and brings a wealth of experience from his 30-plus years of mining operating and project experience. Since 2013 Mr. Pearce has been a partner at X2 Resources, a private partnership focused on building a diversified mining and metals group. Prior to this, he was Chief Executive Officer of Xstrata Nickel following Xstrata’s 2006 takeover of Falconbridge Limited where he served as Chief Operating Officer. He spent ten years with Fluor Corporation in senior engineering and project management roles. Mr. Pearce is currently Chairman of New Gold Inc. and a non-executive director of Outotec Oyj.

Anne E. Giardini, Chair of the Corporate Governance & Nominations Committee commented, “The board of directors would like to recognize the contribution of Mr. Angus and thank him for his unwavering commitment and dedication to the success of Nevsun in his role as Board Chair over the last 11 years and as a non-executive director since 2003.”

Tookie Angus said, “It has been a privilege to serve as Chair of Nevsun’s board of directors. Ian Pearce is an excellent choice as the next Board Chair, and I wish him every success.”

“It is an honour to be elected to succeed Tookie Angus as Board Chair of Nevsun Resources,” Ian Pearce commented, “It is a superb company which is poised to deliver substantial value to its shareholders and stakeholders as it embarks on the development of its world-class Timok Project. I look forward to continuing to work with the board and the executive team led by Peter Kukielski to realize Nevsun’s potential.”

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60% owner of the Timok Lower Zone in Serbia. Nevsun generates cashflow from its 60% owned copper-zinc Bisha Mine in Eritrea. Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

NEVSUN RESOURCES LTD. “Peter Kukielski” Peter G. Kukielski President and Chief Executive Officer	For further information, Contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com